FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For July 5, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: July 5, 2004                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Achieves 100% Drilling Success in Second Quarter

Calgary, Alberta, July 5, 2004 - Gentry Resources Ltd. ("Gentry") is pleased to announce excellent results from its second quarter drilling program.  The Company participated in 11 wells with an average working interest of 75% and all 11 wells have been cased for gas production.

Three of the 11 wells encountered significant gas pay columns in highly permeable Cretaceous sands, one of which has a 15 meter net gas pay zone. Two of these three wells are situated just outside Gentry’s core areas and the third is in Princess. The wells will be tied into third party facilities this summer at a combined rate of 4 mmcf/d (net 2.4 mmcf/d).

A further four wells were drilled in the Sedalia area. These wells have gross gas pay columns of 5 to 11 meters from the Upper Mannville sands and will require fracture stimulations. The Company has 100% interests in these wells and expects production from each well to be in the order of 200 mcf/d, for a total of 800 mcf/d of additional production from this area.

All the preceding wells should be producing over the next two months at a combined rate of 4.8 mmcf/d (net 3.2 mmcf/d). Of the other four gas wells, two encountered multi-zone gas sands and Gentry expects rates in excess of 1 mmcf/d (net 500 mcf/d) each. The remaining two wells have just been completed and are awaiting further testing prior to finalization and pipeline construction.

First Half Summary

A summary of the Company’s drilling activities in the first half of 2004 shows 20 wells drilled (net 13.6) for a success rate of 85% (net 88%). Of these wells, 14 (net 9.6) were gas wells, 3 (net 2.1) wells are recent drills and are awaiting completion for gas production and three (net 1.6) were abandoned. Of the 14 gas wells, three are onstream at a combined rate of 1.3 mmcf/d (net 1.3 mmcf/d) with one rate limited at 1 mmcf/d but anticipated to produce at 2 mmcf/d once transportation and processing capacity issues are addressed. The remaining 11 wells were in the second quarter and were discussed above.

July Tie-in Programs

Three wells drilled in the first quarter should be tied in by the end of July and are expected to produce at 2.5 mmcf/d (net 1.9 mmcf/d). One of these wells is expected to be rate limited to approximately 500 mcf/d (net 250 mcf/d) but is capable of 1.5 to 2 mmcf/d (net 750 mcf/d to 1 mmcf/d). Gentry is working to reroute this well to a nearby facility with excess capacity, which would involve approximately two miles of additional pipe and would tie-in other Company-interest non-producing wells.

August Tie-in Programs

Four more wells are expected to be tied in by late August at rates of 2.6 mmcf/d (net 1.4 mmcf/d) with one of these wells accounting for 2 mmcf/d (net 800 mcf/d). Two of the remaining five wells have delays associated with pipeline projects at Whitecourt; one Whitecourt well is winter access only; and the final two wells should be onstream between August and October at rates not yet determined. These last two cased wells (net 1.6 wells) are to be completed within the next two weeks, with gas rates and pipeline timing to be determined at that time.

Review by Area

A brief review for the first half of the year by area shows the Sedalia and Whitecourt core areas with 7 and  6 wells respectively; 4 wells in Gentry’s Princess core area; and 3 wells outside Genty’s core areas. At Princess, the Company is very pleased with recent drilling results. Three wells should be tied in and producing by mid-summer and the fourth should be producing by September. Additional gas production from these wells is expected to be approximately 3.1 mmcf/d (net 2.6 mmcf/d). Two of the four wells will be rate limited due to facility constraints. The Company is working diligently with area partners to build additional sour gas capacity in the area and to reroute sweet gas to facilities with capacity.

Of the seven (net 6.6) Sedalia wells, five (net 4.6) were completed as gas wells, one well (net 1) was abandoned, and one (net 1) recently drilled well is standing cased and ready for completion. Gentry expects these wells to add approximately 200 mcf/d each or 1.2 mmcf/d (net 1.1 mmcf/d) collectively. The Company has recently acquired two 3D seismic surveys in this area with expectations that well productivity will improve through better imaging of reservoir characteristics. Three wells will be drilled this summer, testing the 3D seismic concepts.

Excellent drilling results were obtained from the three non-core area wells, one well in the Red Willow area of east-central Alberta and the other two wells just north of Red Willow. Two of these wells should be tied in this summer and producing at rates of 3 mmcf/d (net 1.8 mmcf/d). Pipeline decisions are being evaluated for tie-in of the third well.

The Company is pleased with its success at Whitecourt for the first half of this year. Six wells were drilled, all non-operated, with four wells (net 1.1 wells, plus one well farmed out with an APO interest) awaiting pipeline construction which could begin later this summer. Two wells were abandoned (net 0.6 wells).

The Company is currently producing 2,150 boepd and, by the end of July, Gentry should add approximately net 1.9 mmcf/d (316 boepd), resulting in approximately 2,450 boepd. August should bring an additional 1.4 mmcf/d (233 boepd), making approximately 2,650 boepd.

With additional tie-ins, added capacity, further drilling programs, and anticipated corporate acquisitions, the Company views its exit production target of 3,000 boepd as readily attainable.

Gentry has 33,556,370 common shares issued and outstanding.  The shares trade on the Toronto Stock Exchange under the symbol “GNY”.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY